Exhibit 99.1

Paris, February 20, 2008

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2007

SUMMARY

A.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED DECEMBER 31, 2007			2
	1.	Consolidated income statements		2
	2.	Consolidated balance sheets		3
	3.	Consolidated statements of cash flows		4
	4.	Accumulated other comprehensive income (in euros, except if otherwise specified)		5
	5.	Notes to consolidated financial statements		6
		5.1	Corporate Information	6
		5.2	Transactions with related parties	6
		5.3	Goodwill and Intangible assets, net	6
		5.4	Property and equipment, net	7
		5.5	Cash and cash equivalents	7
		5.6	Shareholders’ equity	8
		5.7	Other liabilities	10
		5.8	Commitments and contingencies	10
		5.9	Contingencies	11
		5.10	Segment reporting	11
		5.11	Income taxes	12
		5.12	Subsequent events	13
B.	MANAGEMENT REPORT FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2007			13
	1.	Overview		13
		1.1	Significant events of the six-month period	13
		1.2	Business outlook	13
		1.3	Forward-looking information	14
	2.	Operating income		14
		2.1	Revenues and gross margin	14
		2.2	Operating expenses	15
		2.3	Income taxes	15
	3.	Balance sheet and cash-flow discussion		15
C.	CERTIFICATE FROM THE PERSON IN CHARGE OF THIS DOCUMENT			16
D.	STATUTORY AUDITORS’ REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2007			16

A.           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX- MONTH PERIOD ENDED DECEMBER 31, 2007

1-	Consolidated income statements
(in thousands of euros, except for shares and per share data)

	Six months ended December 31		Year ended
	2007	2006	June 30, 2007

Revenues:
License fees	27,025	27,154	57,101
Maintenance	18,547	16,542	33,995
Professional services	17,083	14,667	32,108
Total revenues	62,655	58,363	123,204

Cost of revenues:
License fees	440	372	1,128
Maintenance	1,798	2,028	3,840
Professional services	14,350	11,280	25,052
Total cost of revenues	16,588	13,680	30,020

Gross profit	46,067	44,683	93,184

Operating expenses:
Marketing and selling	24,920	23,200	48,814
Research and development	13,075	11,862	26,633
General and administrative	8,259	7,934	15,144
Total operating expenses	46,254	42,996	90,591
Income from operations	(187)	1,687	2,593

Financial income	735	829	1,646
Financial expenses	(41)	(40)	(66)
Exchange gain (loss) and other	46	63	220
Loss from equity investments	78	(60)	(214)
Income before income taxes	631	2,479	4,179
Income taxes benefit (expense)	(266)	(793)	1,702
Net income	365	1,686	5,881

Net income per share:
- basic	0.02	0.09	0.32
- diluted	0.02	0.09	0.32

Number of shares used in computing net income per share:
- basic	18,549	18,143	18,231
- diluted	18,415	18,459	18,523

Additional information
Amortization and depreciation of fixed assets	1,679	924	2,588
Personnel costs	40,479	38,251	77,962

2-	Consolidated balance sheets
(in thousands of euros, except for shares and per share data)

	Six months ended	Year ended
ASSETS	December 31, 2007	June 30, 2007

Goodwill-net	7,409	8,008
Intangible assets-net	5,250	6,312
Property and equipment-net	5,631	5,891
Equity investment-net	5,082	5,004
Loan and interest on loan	402	0
Deferred income taxes	1,097	1,183
Other non-current assets	2,831	2,152
Total non-current assets	27,702	28,550

Accounts receivable and sales tax (less allowance for doubtful accounts of € 467 and € 836 at December 31, 2007 and June 30, 2007, respectively)	28,805	33,239
Other receivables	4,565	4,454
Prepaid expenses	2,161	2,083
Derivative financial instruments	333	99
Cash and cash equivalents	43,017	40,781
Total current assets	78,881	80,656
Total assets	106,583	109,206

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2007	June 30, 2007

Shareholders' equity:

Shares, €1 nominal value, 19,201 and 19,062 shares issued at December 31 and June 30, 2007, respectively	19,201	19,062
Additional paid-in capital	33,157	31,572
Reevaluation reserve	156	9
Treasury stock at cost	(7,301)	(6,912)
Accumulated deficit	19,354	18,916
Accumulated other comprehensive income	(2,332)	(915)
Total shareholders' equity	62,235	61,732

Other non-current liabilities	1,817	1,690
Long-term portion of capital lease obligations	-	12
Total non-current liabilities	1,817	1,702

Other current liabilities	495	411
Accounts payable	6,571	7,199
Accrued compensation	11,574	11,839
Value-added tax payable	1,913	1,810
Current portion of capital lease obligations	70	153
Derivative financial instruments	33	7
Deferred revenue	21,875	24,353
Total current liabilities	42,531	45,772
Total liabilities and shareholders' equity	106,583	109,206

3-	Consolidated statements of cash flows
(in thousands of euros)

	Six months ended December 31		Year ended
	2007	2006	June 30, 2007

Cash flows from operating activities:
Net income	365	1,686	5,881
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and discounting	1,355	924	2,674
Unrealized loss (gain) on fair value hedges	(79)	(75)	(31)
Deferred taxes	(56)	664	(2,019)
(Gain) loss from equity in affiliates	(78)	60	214
Stock-based compensation	946	665	1,458
Net loss on sales of property and equipment	48	2	235
Increase (Decrease) in cash from:
Accounts receivable	3,686	(5,562)	(10,677)
Other receivables	(640)	(35)	(1,482)
Prepaid expenses	(149)	265	150
Accounts payable and accrued expenses	(739)	(1,039)	292
Accrued compensation	170	611	909
Value-added tax payable	146	833	721
Deferred revenue	(1,437)	1,654	5,974
Other	428	(1,045)	2,493
Net cash provided (used) by operating activities	3,966	(392)	6,791

Cash flows from investing activities:
Business acquisition - net of cash acquired (a)	-	-	(11,105)
Purchase of intangible assets	(112)	(257)	(437)
Purchases of equity method investments	-	(4,844)	(4,865)
Purchases of property and equipment	(970)	(721)	(4,875)
Loan to Prima Solutions	(400)	-	-
Net cash used by investing activities	(1,482)	(5,822)	(21,282)

Cash flows from financing activities:
Purchase of treasury stock	(389)	(1,043)	(1,245)
Principal payments on capital lease obligations	(95)	(153)	(279)
Cash proceeds from issuance of shares	778	1,503	2,983
Net cash provided by financing activities	294	307	1,459

Effect of exchange rate changes on cash and cash equivalents	(542)	(363)	(657)
Net increase (decrease) in cash and cash equivalents	2,236	(6,270)	(13,688)
Cash and cash equivalents, beginning of period	40,781	54,469	54,469
Cash and cash equivalents, end of period	43,017	48,199	40,781

Income taxes paid	166	97	448
Cash paid for interest	(41)	(40)	66
Cash received for interest	735	829	1,646

(a) The cash acquired in LogicTools in April 2007 amounted to €456

4-	Accumulated other comprehensive income
(in thousands of euros)

	Six months ended December 31		Year ended
	2007	2006	June 30, 2007

Net income	365	1,686	5,881
Actuarial losses on pension	0	0	(148)
Unrealized gains on cash flow hedges	220	(81)	(167)
Translation adjustment	(1,417)	(289)	(573)
Other comprehensive income	(1,197)	(370)	(888)
Accumulated other comprehensive income	(832)	1,316	4,993

(in euros, except if otherwise specified)

5-	Notes to consolidated financial statements

The condensed financial statements for the first six months of fiscal year 2007/2008, ended December 31, 2007, were prepared in accordance with international financial reporting standard IAS 34 “Interim financial reporting”. These condensed financial statements do not include all information required by IFRS for a complete set of annual financial statements, and should be read in conjunction with the annual consolidated financial statements as of June 30, 2007, established in accordance with IFRS, as adopted by the European Union at this date. Provision for income taxes (current and deferred) has been calculated for these six months condensed financial statements on the basis of the estimated effective annual tax rate applied to the pre-tax earnings for each entity.

Starting July 1, 2007, ILOG applies for the first time the following standards, which have not a material impact on its financial statements:
-	IFRIC 10: “Interim Financial Reporting and Impairment”, and
-	IFRIC 11: “Group and Treasury Share Transactions.
Additional information required by IFRS 7 "Financial Instruments: Disclosures" and by IAS 1 amendment "Presentation of Financial Statements: Capital Disclosures" will be disclosed for the first time in the consolidated financial statements at June 30, 2008.
For its financial statements at June 30, 2008, ILOG will apply the following new standard:
IFRS 7: “Financial instruments: disclosures”.
The Company has however not opted for an earlier application of the following standards, amendments and interpretations (enforced by the European Union):
-	Amendment to revised IAS 1: “Presentation of financial statements” applicable to fiscal years beginning after January 1st, 2009,
-	IFRS 8 “Operating segments”, applicable to fiscal years beginning after January 1st, 2009.

The Company has implemented as of July 1st, 2006 the amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures, effective January 1st, 2007 (see note 1.4 of consolidated financial statements at June 30, 2007). This change of methodology has no significant impact on net income for the six month period ended December 31, 2006.

The consolidated six month financial statements as of December 31, 2007 were approved by the Board of Directors on January 29, 2008.

5.1	Corporate Information

The accompanying condensed consolidated financial statements include ILOG S.A. in France and its wholly owned subsidiaries located in Australia (ILOG Australia Pty Ltd), in China (ILOG Software Technology (Shanghai) Co. Ltd), in Germany (ILOG GmbH), in Japan (ILOG Co., Ltd), in Singapore (ILOG (Pte) Ltd), in Spain (ILOG S.A.), in the United Kingdom (ILOG Ltd) and in the United States (ILOG, Inc). They also include the following investments accounted for under the equity method of accounting: 12.5% of a South Korean company called RTO Technologies Incorporation, 35% of the Chinese company Shanghai FirstTech Co., and 33% of the French company Prima Solutions (Prima).

On April 11, 2007, upon completion of the LogicTools’ acquisition, this newly acquired company was merged with ILOG, Inc. The excess of price paid over the fair value of net identifiable assets has been allocated on a temporary basis at June 30, 2007 (see Note 2 to consolidated financial statements as of June 30, 2007), and will be deemed final in April 2008, twelve months after the acquisition.

The Company holds no investment in ad hoc entities.

5.2	Transactions with related parties

ILOG S.A.’s subsidiaries market licenses, which are the intellectual property of ILOG S.A., in exchange for the payment of royalties.

The Annual Shareholders’ Meeting held on November 29, 2007 approved a loan amounting to a maximum of 1,100,000 euros to Prima Solutions, which terms were agreed at the time of the acquisition of Prima in November 2006. This loan was paid to Prima for an amount of € 400,000 on November 30, 2007, and an additional amount of € 300,000 was paid on January 3, 2008, in accordance with the purchase agreement. Each installment of the loan bears a 4.5% interest rate, and is repayable over 2 years.

Transactions between related parties have been conducted at arm’s length.

5.3	Goodwill and Intangible assets, net

Changes in intangible assets are as follows:

	As of June 30, 2007	Additions	Retirements	Translation adjustment	As of December 31, 2007
Total intangible assets-net
Property rights (tradename and technology)	5,347	0	0	(450)	4,897
Purchased software	8,605	112	0	(313)	8,404
Total intangible assets-gross	13,952	112	0	(763)	13,302

Amortization of property rights	(2,500)	(550)	0	91	(2,959)
Amortization of pruchased software	(5,140)	(233)	0	280	(5,093)
Total accumulated amortization	(7,640)	(783)	0	371	(8,052)
Total intangible assets-net	6,312	(671)	0	(392)	5,250

Changes in goodwill are as follows:

	As of June 30, 2007	Additions	Retirements	Translation adjustment	As of December 31, 2007
Jloox activity	755				755
LogicTools	7,253	-	-	(599)	6,654
Total Goodwill- net	8,008	-	-	(599)	7,409

ILOG has not identified any indicator of impairment at the closing date.

5.4	Property and equipment, net

Changes in property and equipment are as follows:

	As of June 30, 2007	Additions	Retirements	Translation adjustment	As of December 31, 2007

Gross carrying amounts :
Computer equipment	6,916	738	(67)	(145)	7,442
Furniture and other equipment	2,379	139	(55)	(73)	2,390
Leasehold improvements	3,775	94	0	(193)	3,676
Gross carrying amounts	13,070	971	(122)	(411)	13,508

Accumulated depreciation and amortization :
Computer equipment	(4,821)	(621)	38	76	(5,328)
Furniture and other equipment	(1,512)	(95)	36	35	(1,536)
Leasehold improvements	(846)	(180)	0	13	(1,013)
Accumulated depreciation and amortization	(7,179)	(896)	74	124	(7,877)

Immobilisations corporelles - nettes	5,891	75	(48)	(287)	5,631

5.5	Cash and cash equivalents

Cash and cash equivalents are made of the following elements (in thousands of euros):

	Six months ended	Year ended
	December 31, 2007	June 30, 2007
Treasury	12,220	10,308

Money market mutual funds	13,189	6,480
Certificates of deposits	7,068	3,225
Treasury bills	9,327	13,237
Deposit accounts	1,213	7,531
Cash equivalents	30,797	30,473
Total cash and cash equivalents	43,017	40,781

Cash and cash equivalents include 142,000 euros as restricted cash, as guarantee for a lease.

5.6	Shareholders’ equity

As of December 31, 2007 and June 30, 2007, the issued and outstanding share capital of the Company consisted of 19,200,848 and 19,062,464 shares, respectively. They are ordinary shares with a nominal value of € 1.00 per share.

Consolidated statements of Shareholders’ Equity

	Shares
	Number	Amount	Additional paid-in	Treasury	Accumulated	Reevaluation	Accumulated Other comprehensive	Shareholders'
			capital	Stock	deficit	Reserve	income (loss)	equity

Balance June 30, 2006	18,542,133	18,542	27,651	(5,667)	176	13,183	(342)	53,543
Options exercised	264,248	264	1,239					1,503
Stock based compensation			665					665
Purchase of treasury stock				(1,043)				(1,043)
Translation adjustment							(289)	(289)
Unrealized gains on cash flow hedges					(81)			(81)
Net income						1,686		1,686
Total comprehensive income								1,316
Balance December 31, 2006	18,806,381	18,806	29,555	(6,710)	95	14,869	(631)	55,984
Options exercised	252,083	252	1,179					1,431
Warrants exercised	4,000	4	45					49
Stock based compensation			793					793
Purchase of treasury stock				(202)				(202)
Actuarial gains and losses upon adoption of IAS 19…….						(148)		(148)
Translation adjustment							(284)	(284)
Unrealized gains on cash flow hedges					(86)			(86)
Net income						4,195		4,195
Total comprehensive income								3,677
Balance June 30, 2007	19,062,464	19,062	31,572	(6,912)	9	18,916	(915)	61,732
Options exercised	138,384	139	639					778
Stock based compensation			946					946
Purchase of treasury stock				(389)				(389)
Translation adjustment							(1,417)	( 1 417)
Unrealized gains on cash flow hedges					147	73		220
Net income						365		365
Total comprehensive income								(832)
Balance December 31, 2007	19,200,848	19,201	33,157	(7,301)	156	19,354	(2,332)	62,235

Changes on ILOG S.A. share and paid-in capital for the half-year ended December 31, 2007 are as follows:

Board date		Number of shares issued	Share capital Increase	Paid-in capital	Accumulated Share Capital	Accumulated Number of shares	Nominal Value
			(in euros)	(in euros)	(in euros)		(in euros)

September 28, 2007	Options exercised	131,634	131,634	600,495	19,194,098	19,194,098	1.00
	From July To August 2007

January 29, 2007	Options exercised	6,750	6,750	38,525	19,200,848	19,200,848	1.00
	From September to December 2007

	Total	138,384	138,384	639,020

Treasury stock

The Shareholders’ meeting on November 29, 2007 authorized a new repurchase program posted on the AMF and the Company’s websites on November 16, 2007. The Company has repurchased treasury stocks according to the objectives of this program. The Company has directly repurchased 50,000 of its own shares for the six month period ended December 31, 2007 at an average price of € 8.33, for a total purchase price of € 389,000. The Company also repurchased a total of 612 of its own shares through its liquidity contract. As of December 31, 2007, the Company holds 568,726 shares, directly, and 84,261shares through its liquidity contract for a total of € 6 354 094 and € 946,439, respectively. These shares are recorded at cost as a reduction of shareholders’ equity.

Stock-option plan

As of December 31, 2007 and June 30, 2007, 3,572,041 and 3,874,696, respectively, of the outstanding options were exercisable at weighted average exercise prices of € 18.01 and € 17.45, respectively. As of December 31, 2007, 526,000 options are available for issuance by the Board of Directors under the provisions of the ILOG 2004 Stock Option Plan. The Boards of Directors of September 28, 2007 and November 29, 2007 have respectively granted 86,000 and 120,000 stock options to ILOG employees. The French law for social security financing 2008 has been adopted in November 2007, applying an employer 10% social contribution to all grants of stock options and free shares. At December 31, 2007, ILOG has recorded a social contribution of € 62,000 on November grants.

Warrants

On November 29, 2007, the Shareholders’ meeting authorized the Board of Directors to grant to non-executive Directors up to 64,000 warrants at an exercise price of € 8.50. The Board of Directors of November 29, 2007 granted these 64,000 warrants to non-executive Directors.

These warrants can be exercised at any time during the 5 years following the grant date.

Employee stock purchase plan

 In March 1997, the Company implemented an international stock purchase plan and a French Company savings plan, authorized by the Shareholders’ meeting in October 1996. Under the provisions of these plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contributions during an offering period.

In November 2007, the Company’s shareholders closed their previous authorization in exchange for a new authorization to issue up to 100,000 shares in the French Plan, and none in the international plan. No share has been issued following this new authorization during the fiscal year 2006/2007 and the half year period ended December 31, 2007.

Free shares

In accordance with the repurchase program objectives, the Board of Directors on November 30, 2006 approved the 2006 ILOG Free Shares Plan authorized by the Shareholders’ Meeting on November 30, 2006. The Board granted 351,000 free shares to executives and employees of the Company on November 30, 2006, 3,000 to a Board member on September 28, 2007 and 50,000 free shares to Pierre Haren on November 29, 2007.

Provided that the beneficiary is an eligible employee, employed by the Company or an affiliated company on the date of definitive acquisition, 40% of shares attributed to each beneficiary would become vested after the 24th month following the grant date, and thereafter 24/60th of the share vest each month between the 25th and the 60th month following the grant date. After the shares vest, each free share will be subject to a mandatory additional holding period of 2 years. 4,000 free shares had been cancelled as of June 30, 2007 and 26,000 free shares have been cancelled on the six-month period ended December 31, 2007.

Stock options and warrants value

According to IFRS 1, only stock options and warrants that were granted after November 7, 2002, and which had not vested on January 1, 2005 are accounted and recorded as expense. Issuances prior to November 7, 2002 are neither evaluated nor recorded as expenses.

The vesting period for stock options is 4 years from the grant date, with 25% of total shares vesting after one year, then 1/48 per month during the following 3 years. Stock options granted by the Company generally expire 10 years after the grant date (7 years for employees in the United Kingdom). For warrants granted to directors, the vesting is immediate. Warrants generally expire 5 years after the grant date.

ILOG Board of Directors approved 10 grants since November 7, 2002 totaling 852,000 options and 392,000 warrants giving rights to subscribe and/or purchase shares of the Company. The Board of Directors approved three grants of 404,000 free shares on November 30, 2006, September 28, 2007 and November 29, 2007.

The fair-value of stock options, warrants and free shares is determined according to the Lattice method with the following assumptions:

a.
Expected volatility of the option price : volatility for options in euros is calculated over the estimated life of the option from historical volatilities on Eurolist, ranging between 51% to 82% depending on grant dates,

b.	Risk-free interest rate: Iboxx Eurozone rate from 5 to 7 years, therefore between 2.78% and 4.28% depending on the grants,
c.	Dividend rate: as the Company never distributed dividend, the assumption is 0%,
d.	Employees turnover: from 1 to 1.3% during the vesting period, and 5% thereafter,
e.	Free shares are subject to an unavailability of 2 years after the vesting. No discount has been retained in the calculation to reflect this unavailability period.

Stock-based compensation expenses relating to stock-options and free shares amounted to € 715,000 for the six-month period ended December 31, 2007 and € 1,154,000 for the fiscal year ended June 30, 2007. This expense is allocated between entities based on owners of these options and free shares, and was allocated in the income statements following the employee’s department, as well as for all other employee compensation expenses.

Stock-based compensation expenses relating to warrants amounted to € 231,000 for the six-month period ended December 31, 2007 and € 304,000 for the year ended June 30, 2007 and was classified under general and administrative expenses.

5.7	Other liabilities

Other liabilities, between June 30, 2007 and December 31, 2007 have changed as follows (in thousands of euros):

	As of June 30, 2007	Increases	Reclassification	Discounting	As of December 31, 2007

Pension liability	1,690	88		39	1,817
Total other non current liabilities	1,690	88	-	39	1,817

Leave indemnities	200				200
Witholding taxes liabilities	188		(188)		-
Tax risk accrual	-	272			272
Other	23				23
Other current liabilities	411	272	(188)	-	495

Post employment benefits are the same as those described in Note 14 of financial statements as of June 30, 2007. The expense recorded for post employment benefits for the six-month period amounted to € 127,000.

ILOG has identified a tax contingency relative to sales taxes in Canada, and has recorded an accrual of € 272,000 at December 31, 2007.

5.8	Commitments and contingencies

Contractual obligations and other commitments at December 31, 2007 include:

▪	Operating leases: the Company leases its facilities and certain equipment under non-cancellable operating leases which expire through 2017,

▪
Hedging financial instruments: the Company enters into foreign exchange derivative financial instruments to reduce the foreign exchange rate risk of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. These instruments are composed of forward and option contracts. The notional amount as of December 31, 2007 amounted to € 12,885,000 compared to € 5,880,000 as of June 30, 2007.

To the knowledge of the Company, there are no other significant commitments or contingencies as of December 31, 2007.

5.9	Contingencies

ILOG is involved in a lawsuit against Jensen Denmark and Naicom Technologies. This suit was brought by Jensen Denmark and Naicom Technologies against ILOG for breach of contract, bad faith and failure to meet the standard of care owed by a professional consultant. ILOG filed a counterclaim in which it alleges that ILOG is entitled to recover from the plaintiffs fees which we incurred but which were not paid, as well as additional damages. The case has been tried to a judge in France and the court found in ILOG’s favor and against Naicom Jensen. The court dismissed ILOG’s counterclaim. Naicom Jensen has appealed this ruling, and the appeal was in favor of ILOG in November 2007.

No new litigation affected ILOG at the Board of directors dated January 29, 2008, which approved financial statements as of December 31, 2007.

5.10	Segment reporting

The Company operates in one reportable segment – software components. The information presented, are the same as those used by the Company management for its internal reporting purposes, allowing a reliable assessment of our risks and returns. The goal is to present to users of financial statements information on the profitability and future perspectives of the Company’s different activities.

Activities

In this segment, 3 sources of revenues can be identified: licenses, associated maintenance services, consulting and training activities.

Products, marketing strategy and type of customers are similar throughout the world. These types of revenues are so interconnected that an allocation of operating expenses would be arbitrary, and therefore not relevant.

Data by nature of revenues (in thousands of euros):

	Six months ended		Year ended
	December 31, 2007	December 31, 2006	June 30, 2007

Revenues:
License fees	27,025	27,154	57,101
Maintenance	18,547	16,542	33,995
Professional services	17,083	14,667	32,108
Total revenues	62,655	58,363	123,204

Cost of revenues:
License fees	440	372	1,128
Maintenance	1,798	2,028	3,840
Professional services	14,350	11,280	25,052
Total cost of revenues	16,588	13,680	30,020

Geographical areas

Operations outside of France consist mainly of sales, marketing, finance, customer support and to a lesser extent, research and development activities.

Intercompany sales between different geographic areas are accounted for at third party selling prices less a discount, and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Financial information allocation is based on subsidiaries sites. Identifiable assets are those that can be directly associated with a particular geographic area.

The following is a summary of operations within geographic area (amounts in thousands of euros):

	Six months ended December 31, 2007
		North	Asia
	Europe	America	Pacific	Total

Total revenues	27,721	29,221	5,713	62,655
Income from operations	(847)	575	85	(187)
Total assets	68,597	30,645	7,341	106,583
Assets acquisitions	461	485	136	1,082
Amortization and depreciation of long term assets	688	898	90	1,676

	Year ended June 30, 2007
		North	Asia
	Europe	America	Pacific	Total

Total revenues	52,358	58,359	12,487	123,204
Income from operations	1,090	1,171	332	2,593
Total assets	70,415	31,311	7,480	109,206
Assets acquisitions	6,594	15,278	256	22,128
Amortization and depreciation of long term assets	1,413	640	157	2,210

5.11	Income taxes

Income before income taxes comprises the following components by geographical areas (in thousands of euros):

	Six months ended December 31		Year ended
	2007	2006	June 30, 2007

France	(1,686)	2,562	1,764
United States	1,919	668	1,518
Rest of the world	398	(751)	897
Income before income taxes	631	2,479	4,179

The provision for income taxes consists of the following (in thousands of euros):

	Six months ended		Year ended
	December 31, 2007	December 31, 2006	June 30, 2007

Current:
France	-	-	(19)
United States	(22)	(14)	(17)
Rest of the world	(148)	(139)	(213)
Total current	(170)	(153)	(249)

Deferred taxes:
France	(110)	(535)	630
United States	(40)	(80)	1,287
Rest of the world	54	(25)	34
Total deferred taxes	(96)	(640)	1,951

Income taxes benefit (expense)	(266)	(793)	1,702

The income tax expense is mainly comprised of a current tax charge for the countries posting pre-tax income and a deferred tax expense in France, utilizing part of the € 1.1 million deferred tax benefit accounted for at the end of June 2007.

5.12	Subsequent events

No significant post closing event has been identified by the Company.

B.           MANAGEMENT REPORT FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2007

1.           Overview

ILOG is a worldwide provider of enterprise software and services. The Company develops, markets, sells and supports business rule management systems, which we refer to herein as BRMS, as well as optimization-based decision tools and applications, and visualization software components that help organizations make decisions faster and manage change and complexity.

A benefit we believe is unique to our BRMS products is that they enable software architectures that empower business users to maintain business logic without involving software professionals, by allowing portions of software code to be translated in the form of business rules, which can then be read and manipulated by business users. We believe that by implementing ILOG’s BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions.

ILOG software provides key functionalities benefiting an emerging software area, business process management, referred to herein as BPM. ILOG’s optimization and visualization software components provide core functionalities for strategic business applications such as supply chain planning, workforce scheduling and telecom network management.

1.1.	Significant events of the six-month period

In the first six month period of fiscal year 2008, ILOG suffered from the mortgage industry crisis in the United States, industry customer of the BRMS product line. This crisis affected the licenses revenues on the first quarter, and consulting revenues on the second quarter. Thanks to the diversification of customers across industries and across geographies, the second quarter enabled us to reach a license revenue level comparable to the previous year level in the same period, and to pursue the increase of professional services.

1.2.	Business outlook

ILOG continues to expect meeting its 9% revenue growth target for the fiscal year 2008 in IFRS/euros.  However, due to the weaker dollar and the less favorable IT spending environment, both of which have a negative impact on new business development costs, ILOG now believes that it is unlikely to overcome the entire operating profit shortfall from the quarter ended September 30, 2007 in the remaining two quarters of  fiscal year 2008.  Thus, ILOG now expects to achieve a fiscal year 2008 operating profit in excess of 3% of revenues.

1.3.	Forward-looking information

For purposes herein, ILOG is also referred to as “us”, “we” and/or the “Company”.  Many of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the United States Securities laws.  All statements other than statements of historical facts, including, among others, statements regarding the implementation of the Company’s business strategy, trends in the software industry, the Company’s financial outlook, liquidity and working capital, the creation of co-selling and co-marketing relationships and strategic alliances, the increased penetration of the Company’s existing customers, the sale of the Company’s service packages, the market risks associated with exchange rates, changes in the balance of the classes of the Company’s business and other statements relating to the Company’s plans, objectives, expectations, intentions, future business development and economic performance are or may be forward looking.  In addition to statements that are forward-looking by reason of context, other forward-looking statements generally may be identified by the use of words such as “may”, “will”, “should”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “believe”, “continue”, “outlook”, “judgment”, “predict” or other similar expressions, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to quarterly fluctuations in our operating results and the price of our Shares or ADSs, factors adversely affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenues due to consultants with specialized technical expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of consulting engagements, which are exposed to greater risk of non-payment; our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to consummation and integration of acquisitions and minority investments, the incurrence of debt and contingent liabilities and write-off of expenses resulting from acquisitions or minority investments, the impact of dilutive share issuances, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof.  Unless required by law, ILOG undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in our expectations or otherwise that arise after the date hereof.  Readers should carefully review the events and other matters described in other documents we file or submit from time to time with the United States Securities and Exchange Commission (the “SEC”), including reports on Forms 20F and 6-K submitted by us which are on file with the SEC and available at the SEC's website at http://www.sec.gov/.

2.           Operating income

2.1.	Revenues and gross margin

Revenues in the six-month period increased to € 62.7 million from € 58.4 million, or by 7%, compared to the same period in the previous year.  Expressed at prior year constant currency rates, revenues increased by 13%.

Revenues by region were as follows:

	Six months ended December 31		Change
Revenues (in thousands of euros)	2007	2006	As reported	Constant currency

North America	29,221	27,700	5%	16%
Europe	27,721	24,550	13%	14%
Asia-Pacific	5,713	6,113	-7%	-3%
Total revenue	62,655	58,363	7%	13%

License revenues remained stable from € 27.2 million to € 27.0 million for this six-month period compared to the same period last year, because of the impact of the higher euro on revenues recorded in U.S. dollars.  ILOG starts to benefit from the addition of the LogicTools business. Overall maintenance revenues increased by 12% compared to last year, reflecting ILOG’s growing installed base and excellent renewal rates for our maintenance contracts.

Professional services increased by 16% for the period, year over year, reflecting the excellent growth of this activity across our geographies, thus mitigated by the slow-down in the December quarter in North America.  For the six-month period, gross margin for professional services decreased to 16%, as compared to 23% last year.  The lower utilization of ILOG consultants in North America as a result of the lower than expected activity negatively impacted the margin.  The gross margin had already been impacted in the prior quarter by a lower utilization of ILOG consultants in Asia and in supply chain applications.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

2.2.	Operating expenses

The 8% increase in operating expenses over the prior year is primarily due to additional hiring, salary increases that were applied in the second quarter of last year.

On December 31, 2007, ILOG had 865 employees, higher than 775 one year earlier.  This increase is mainly due to the integration of LogicTools’ 43 employees and the hiring in China of 30 people for the Shanghai Development Center specialized in consulting and pre-sales activities.

Research and development costs include a French research tax credit in the quarter for €1.2 million, the same amount was recorded in the same quarter last year. This €1.2 million tax credit is recorded as a reduction of the research and development costs and relates to research costs incurred in calendar 2007. A new and more favorable tax law will be applicable in calendar 2008. The portion of the tax credit calculated as a percentage of the costs related to eligible research projects will significantly increase and be more predictable. As a result, commencing in March 2008, ILOG will accrue for this portion of the 2008 calendar French research tax credit every quarter.

ILOG also recorded an accrual for tax exposure identified during the quarter ending December 31, 2007 in Canada in the amount of € 0.3 million.

2.3.	Income taxes

The income tax expense amounted to € 0.3 million compared to € 0.8 million, in the same six-month period last year.  The income tax expense in the period is comprised of a current tax charge of €0.2 million for the countries posting pre-tax income and a deferred tax charge for € 0.1 million in France, utilizing part of the € 1.1 million deferred tax benefit accounted for at the end of June 2007. This deferred tax benefit represented part of the net operating losses carried forward in France that ILOG is more likely than not going to use in current and upcoming fiscal years.

3.           Balance sheet and cash-flow discussion

Including short-term investments, ILOG’s cash position totaled €43.0 million at December 31, 2007, up from € 40.8 held on June 30, 2007. In the continuity of last quarter, there is a strong collection of accounts receivable that reached a record low level of 60 days sales outstanding compared to 76 days in the last quarters. Net cash used for investing activities during  the six-month period amounted to € 1.5 million, for the purchase of IT equipment and a € 0.4 million cash advance to one of our equity investments, Prima Solutions.  Cash provided by financing activities netted € 0.3 million and mainly included the acquisition of treasury stocks in the amount of € 0.4 million offset by proceeds from issuance of shares under exercise of stock options in the amount of € 0.8 million.

As of December 31, 2007, shareholders’ equity was € 62.2 million, an increase of € 0.5 million from € 61.7 million at June 30, 2007, following the exercise of stock options and warrants.  On December 31, 2007, ILOG had 19,200,848 shares issued and outstanding, compared to 19,062,464 at June 30, 2007, due to the exercise of 138,384 stock options and warrants.

C.	CERTIFICATE FROM THE PERSON IN CHARGE OF THIS DOCUMENT

Responsible of the six month financial statements:
M. Pierre Haren
Chairman and Chief Executive Officer of ILOG

I certify that, to my knowledge, financial statements have been established in accordance with applicable accounting standards, and give a fair and true image of ILOG’s shareholders’ equity, financial situation and results, and that the half year management report presents a faire picture of important events, which have occurred during the first six months of the fiscal year, of their impact on six month condensed financial statements, as well as a description of major risks and major uncertainties for the six remaining months of the fiscal year.

D.	STATUTORY AUDITORS’ REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2007

(Article L. 232-7 of French Company Law)

This is a free translation into English of the original statutory auditors' review report on the half-year consolidated financial statements signed and issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Ms, Mr the Shareholders,

In our capacity as statutory auditors of ILOG, S.A., and in accordance with Article L. 232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

▪	a limited review of the accompanying condensed half-year financial statements of ILOG S. A., for the six-month period from July 1st 2007 to December 31, 2007,

▪	an examination of the information provided in the Company’s half-year report.

These condensed half-year consolidated financial statements are the responsibility of the Board of directors. Our responsibility is to issue a conclusion on the financial statements based on our review.

We have conducted our limited review in accordance with French professional standards. A limited review of interim financial statements consists of obtaining information that we deemed necessary mainly from company management and people responsible for financial and accounting matters, and to perform analytical procedures, as well as any other appropriate procedure. Such an examination does not include all controls of a full review performed in France following applicable professional rules. It therefore does not permit to obtain the assurance to have identified all significant aspects that could have been in the case of a full audit. We therefore do not express an audit opinion.

Based on our limited review, we have not raised any significant anomalies of a nature that would that causes us to believe that the accompanying half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, included in the IFRS accounting and measurement principles, as adopted by the European Union, related to interim financial information.

We have also examined, in accordance with French professional standards, the information disclosed in the half-year Group Company’s report on the condensed half-year consolidated financial statements, on which we performed our limited review.

We have nothing to report with respect to the fairness of such information and its consistency with the condensed consolidated half-year financial statements.

Paris, February 19, 2008

The Statutory Auditors

AUDIT & DIAGNOSTIC	ERNST & YOUNG Audit
Olivier Maurin	Gilles Cohen